UNITED STATES OF AMERICA
               Before the
     SECURITIES AND EXCHANGE COMMISSION
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In the Matter of

NATIONAL FUEL GAS COMPANY                                 TWENTIETH
NATIONAL FUEL RESOURCES, INC.                             CERTIFICATE
                                                          PURSUANT TO
File No. 70-7833                                          RULE 24

(Public Utility Holding Company Act of 1935)

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              In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended December 31, 1996. Also attached as Exhibit "B" is the Balance sheet of NFR as of December 31, 1996. This filing is late due to an oversight caused by an internal change of responsibility. The undersigned companies apologize for any inconvenience this may have caused.
              IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 22nd day of April, 1997.

                                    NATIONAL FUEL RESOURCES, INC.



                                    By: /s/ R. J. Kreppel
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                                       R. J. Kreppel, President


                                    NATIONAL FUEL GAS COMPANY



                                    By: /s/ G. T. Wehrlin
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                                       G. T. Wehrlin, Controller